MARAVAI LIFESCIENCES HOLDINGS, INC.

November 16, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1090

Attention:      Christine Torney

Lynn Dicker

Laura Crotty

Suzanne Hayes

           Re:     Maravai LifeSciences Holdings, Inc.

Registration Statement on Form S-1

Originally Filed October 29, 2020

File No. 333-249733

Ladies and Gentlemen:

Maravai LifeSciences Holdings, Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-1, File No. 333-249733, as amended (the “Registration Statement”), to 4:00 p.m., Eastern time, on November 18, 2020 or as soon thereafter as practicable.

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Please contact Robert E. Goedert of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-7317, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

MARAVAI LIFESCIENCES HOLDINGS, INC.

By:	/s/ Carl Hull
Name:	Carl Hull
Title:	Chief Executive Officer